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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
         Under the Securities Exchange Act of 1934 (Amendment No. 12)

                              IDENTIX INCORPORATED

                                (Name of Issuer)

                         COMMON STOCK ($0.01 Par Value)

                         (Title of Class of Securities)

                                    451906101

                                 (CUSIP Number)

                              Identix Incorporated
                   510 N. Pastoria Avenue Sunnyvale, CA 94086
                               Tel: (408) 731-2000

    Christopher M. Wells, Esq., Coudert Brothers, 1114 Avenue of the Americas
                     New York, New York 10036 (212) 626-4400

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 26, 2000

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                Page 1 of 9 Pages


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CUSIP No. 451906101                                          Page 2 of 9 Pages
          ---------

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            Ascom Holding AG

2     Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |_|

3     SEC Use Only

4     Source of Funds*

            00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6     Citizenship or Place of Organization

            Switzerland

                         7     Sole Voting Power
  Number of                             0
   Shares
Beneficially             8     Shared Voting Power
  Owned By                              0
    Each
  Reporting              9     Sole Dispositive Power
   Person                               0
    With
                         10    Shared Dispositive Power
                                        0

11    Aggregate Amount Beneficially Owned by Each Reporting Person

            0

12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                         |_|

13    Percent of Class Represented By Amount in Row (11)

            0%

14    Type of Reporting Person*

            CO



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CUSIP No. 451906101                                          Page 3 of 9 Pages
          ---------------

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            Ascom USA Inc.

2     Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |_|

3     SEC Use Only

4     Source of Funds*

            00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6     Citizenship or Place of Organization

            New York

                         7     Sole Voting Power
  Number of                             0
   Shares
Beneficially             8     Shared Voting Power
  Owned By                              0
    Each
  Reporting              9     Sole Dispositive Power
   Person                               0
    With
                         10    Shared Dispositive Power
                                        0

11    Aggregate Amount Beneficially Owned by Each Reporting Person

            0

12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                         |_|

13    Percent of Class Represented By Amount in Row (11)

            0%

14    Type of Reporting Person*

            CO



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         This Twelfth Amended Statement (the "Twelfth Amended Statement") to the
initial Schedule 13D filed with the Securities and Exchange Commission on behalf of Ascom Hasler Ltd. on September 12, 1988, the First Amendment to Schedule 13D filed on October 25, 1988, the Second Amendment to Schedule 13D filed on
December 23, 1988, the Third Amendment to Schedule 13D filed on March 23, 1989, the Fourth Amendment to Schedule 13D filed on December 13, 1989, the Fifth Amendment to Schedule 13D filed on July 24, 1990, the Sixth Amendment to
Schedule 13D filed on December 26, 1990, the Seventh Amendment to Schedule 13D filed on August 13, 1992, the Eighth Amendment to Schedule 13D filed on March
30, 1993, the Ninth Amendment to Schedule 13D filed on July 19, 1996, the Tenth Amendment to Schedule 13D filed on August 12, 1999, and the Eleventh Amendment to Schedule 13D filed on November 23, 1999, all of which are incorporated by reference herein and are referred to collectively herein as the "Prior Filings," is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, on behalf of Ascom Holding AG ("Ascom AG") and Ascom USA Inc.
("Ascom USA" and, together with Ascom AG, sometimes collectively referred to herein as the "Reporting Persons"). Unless otherwise stated herein, all capitalized terms used in this Twelfth Amended Statement have the same meanings as those set forth in the Prior Filings.


Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.


Item 4.  Purpose of Transaction.

         Item 4 is hereby supplemented as follows:

         The Reporting Persons effected the following dispositions of the Issuer's Common Stock in open market transactions: (i) 400 shares at $9.00 per share on November 23, 1999; (ii) 21,300 shares at $8.859 per share on November 24, 1999; (iii) 4,000 shares at $8.875 per share on November 26, 1999; (iv) 8,600 shares at $8.823 per share on November 29, 1999; (v) 16,400 shares at $8.877 per share on November 30, 1999;
         (vi) 16,000 shares at $8.531 per share on December 2, 1999; (vii) 5,000 shares at $8.825 per share on December 3, 1999; (viii) 13,300 shares at $8.106 per share on December 6, 1999; (ix) 17,200 shares at $7.948 per share on December 8, 1999; (x) 600 shares at $8.00 per share on December 9, 1999; (xi) 7,000 shares at $7.688 per share on December 13, 1999; (xii) 2,000 shares at $7.781 per share on December 14, 1999;
         (xiii) 8,000 shares at $7.188 per share on December 15, 1999; (xiv) 4,000 shares at $7.406 per share on December 16, 1999; (xv) 2,000 shares at $7.375 per share on December 17, 1999; (xvi) 4,300 shares at $7.25 per share on December 20, 1999; (xvii) 10,000 shares at $9.294 per share on January 3, 2000; (xviii) 2,800 shares at $9.013 per share on January


                               Page 4 of 9 Pages

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         5, 2000; (xix) 15,000 shares at $9.133 per share on January 6, 2000;
         (xx) 15,000 shares at $9.404 per share on January 7, 2000; (xxi) 18,000 shares at $9.865 per share on January 10, 2000; (xxii) 3,000 shares at $9.75 per share on January 11, 2000; (xxiii) 2,300 shares at $9.130 per share on January 12, 2000; (xxiv) 10,200 shares at $9.077 per share on January 14, 2000; (xxv) 5,000 shares at $9.00 per share on January 18, 2000; (xxvi) 3,400 shares at $9.004 per share on January 19, 2000; (xxvii) 4,115,224 shares at $9.25 per share on January 26, 2000 (collectively, the "Share Disposition Transactions").

         As a result of the Share Disposition Transactions, the Reporting Persons no longer beneficially own any shares of Common Stock of the Issuer.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby supplemented as follows:

(a)and
  (b). The Reporting Persons no longer own, directly or indirectly, any shares of Common Stock of the Issuer.

(c) The Reporting Persons effected the following dispositions of the Issuer's Common Stock in open market transactions: (i) 16,000 shares at $8.531 per share on December 2, 1999; (ii) 5,000 shares at $8.825 per share on December 3, 1999; (iii) 13,300 shares at $8.106 per share on December 6, 1999; (iv) 17,200 shares at $7.948 per share on December 8, 1999; (v) 600 shares at $8.00 per share on December 9, 1999; (vi) 7,000 shares at $7.688 per share on December 13, 1999; (vii) 2,000 shares at $7.781 per share on December 14, 1999; (viii) 8,000 shares at $7.188 per share on December 15, 1999; (ix) 4,000 shares at $7.406 per share on December 16, 1999; (x) 2,000 shares at $7.375 per share on December 17, 1999; (xi) 4,300 shares at $7.25 per share on December 20, 1999;
         (xii) 10,000 shares at $9.294 per share on January 3, 2000; (xiii) 2,800 shares at $9.013 per share on January 5, 2000; (xiv) 15,000 shares at $9.133 per share on January 6, 2000; (xv) 15,000 shares at $9.404 per share on January 7, 2000; (xvi) 18,000 shares at $9.865 per share on January 10, 2000; (xvii) 3,000 shares at $9.75 per share on January 11, 2000; (xviii) 2,300 shares at $9.130 per share on January 12, 2000; (xix) 10,200 shares at $9.077 per share on January 14, 2000;
         (xx) 5,000 shares at $9.00 per share on January 18, 2000; (xxi) 3,400 shares at $9.004 per share on January 19, 2000; (xxii) 4,115,224 shares at $9.25 per share on January 26, 2000.

         Except as set forth in this Twelfth Amended Statement, neither the Reporting Persons nor, to the best of their knowledge and belief, any officer, director or controlling person of the Reporting Persons has effected any transactions in the


                               Page 5 of 9 Pages

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         Issuer's common stock during the past sixty (60) days.

(e)      January 26, 2000.


Item 7.  Material to be filed as Exhibits.

         Item 7 is hereby supplemented as follows:

            Exhibit     Description
            -------     -----------

            1. Joint Filing Agreement, dated January 28, 2000, between Ascom AG and Ascom USA.


                               Page 6 of 9 Pages

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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:      January 28, 2000
                                          ASCOM USA INC.



                                          By: /s/  Norbert Weissberg
                                             -----------------------------
                                             Name:  Norbert Weissberg
                                             Title: President


                                          ASCOM HOLDING AG



                                          By: /s/ Markus Zimmermann
                                             -----------------------------
                                             Name: Markus Zimmermann
                                             Title: First Vice President



                               Page 7 of 9 Pages

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                                  EXHIBIT INDEX
                                  -------------


Exhibit

1.                Joint Filing Agreement, dated January 28, 2000, between Ascom
                  AG and Ascom USA.


                               Page 8 of 9 Pages